■ EXHIBIT 99.1
Changes in Affiliates (Addition)
▪	POSCO E&C, which is a subsidiary of POSCO, established AZER POSCO E&C. LLC in the Azerbaijan.

▪	The purpose of the company is to acquiring a building site in the Azerbaijan and making inroads into the building industry in CIS nations and Russia.

▪	The number of POSCO’s affiliates has been changed from 103 to 104.

▪	Details of the company are as follows.
—	Company Name: AZER POSCO E&C. LLC

—	Total Asset (KRW) : 5,188,000

—	Total Equity (KRW): 5,188,000

—	Total Liabilities (KRW): —

—	Total Capital (KRW): 5,188,000
•	Date of Addition: July 4, 2008

•	The above amount is applied with the exchange rate on July 4, 2008 (~~W~~/U$=1,037.60).